SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G



                              GOOD GUYS, INC.
                              ---------------
                             (Name of Issuer)

                       Common Stock, $.001 par value
                       -----------------------------
                      (Title of Class of Securities)

                                 382091106
                                 ---------
                              (CUSIP Number)

                              March 11, 2002
                              --------------
          (Date of Event which Requires Filing of this Statement)




     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [x]   Rule 13d-1(b)

               [x]   Rule 13d-1(c)

               [ ]   Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 382091106             SCHEDULE 13G                 Page 2 of 11



1     Name of Reporting Person           COLUMBUS CAPITAL MANAGEMENT, LLC

      IRS Identification No. of Above Person

2     Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
3     SEC USE ONLY

4     Citizenship or Place of Organization                     California

NUMBER OF         5      Sole Voting Power                      1,500,000
SHARES
BENEFICIALLY      6      Shared Voting Power                            0
OWNED BY EACH
REPORTING         7      Sole Dispositive Power                 1,500,000
PERSON WITH
                  8      Shared Dispositive Power                       0

9     Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                    1,500,000

10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

11    Percent of Class Represented by Amount in Row 9                5.7%

12    Type of Reporting Person                                         IA


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CUSIP No. 382091106             SCHEDULE 13G                 Page 3 of 11



1     Name of Reporting Person                          MATTHEW D. OCKNER

      IRS Identification No. of Above Person

2     Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
3     SEC USE ONLY

4     Citizenship or Place of Organization                  United States

NUMBER OF         5      Sole Voting Power                      1,500,000
SHARES
BENEFICIALLY      6      Shared Voting Power                            0
OWNED BY EACH
REPORTING         7      Sole Dispositive Power                 1,500,000
PERSON WITH
                  8      Shared Dispositive Power                       0

9     Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                    1,500,000

10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

11    Percent of Class Represented by Amount in Row 9                5.7%

12    Type of Reporting Person                                         IN




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CUSIP No. 382091106             SCHEDULE 13G                 Page 4 of 11



 1    Name of Reporting Person            COLUMBUS CAPITAL PARTNERS, L.P.

      IRS Identification No. of Above Person                   94-3264193

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

NUMBER OF         5      Sole Voting Power                      1,015,000
SHARES
BENEFICIALLY      6      Shared Voting Power                            0
OWNED BY EACH
REPORTING         7      Sole Dispositive Power                 1,015,000
PERSON WITH
                  8      Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                    1,015,000

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9               3.86%

 12   Type of Reporting Person                                         PN




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CUSIP No. 382091106             SCHEDULE 13G                 Page 5 of 11



1     Name of Reporting Person       COLUMBUS CAPITAL OFFSHORE FUND, LTD.

      IRS Identification No. of Above Person                        none

2     Check the Appropriate Box if a member of a Group          (a)  [ ]

                                                                (b)  [ ]
3     SEC USE ONLY

4     Citizenship or Place of Organization                Cayman Islands

NUMBER OF         5      Sole Voting Power                       485,000
SHARES
BENEFICIALLY      6      Shared Voting Power                           0
OWNED BY EACH
REPORTING         7      Sole Dispositive Power                  485,000
PERSON WITH
                  8      Shared Dispositive Power                      0

9     Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                     485,000

10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                 [ ]

11    Percent of Class Represented by Amount in Row 9              1.84%

12    Type of Reporting Person                                        CO



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CUSIP No. 382091106             SCHEDULE 13G                 Page 6 of 11


        Item 1(a).  Name of Issuer:

           Good Guys, Inc.


        Item 1(b).  Address of Issuer's Principal Executive Offices:

           1600 Harbor Bay Parkway, Alameda, CA 94502-1840


        Item 2(a).  Names of Person Filing:

           (i) Columbus Capital Management, LLC ("CCM");


          (ii) Matthew D. Ockner;


         (iii) Columbus Capital Partners, L.P. ("CCP");


          (iv) Columbus Capital Offshore Fund, Ltd. ("CCOF")


        Item 2(b).  Address of Principal Business Office or, if none,
                    Residence:

           One Montgomery Street, Suite 3300, San Francisco, CA 94104


        Item 2(c).  Citizenship:

           (i) California;


          (ii) United States;


         (iii) California; and


          (iv) Cayman Islands


        Item 2(d).  Title of Class of Securities:

           Common Stock, $.001 par value


        Item 2(e).  CUSIP Number:

           382091106


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CUSIP No. 382091106             SCHEDULE 13G                 Page 7 of 11


        Item 3.If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

           (b) [ ] Bank as defined in section 3(a)(6) of the Exchange
               Act.

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

           (d) [ ] Investment company registered under section 8 of the Investment Company Act.

           (e) [x] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E)*

           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        _______________________
            * CCM is the only reporting person that is an Investment
              Advisor


        Item 4. Ownership.

           Reference is made hereby to Items 5 to 9 and 11 of cover pages 2-5 of this Schedule, which Items are incorporated herein by reference.


           CCM, as general partner of CCP and investment manager of CCOF, and Matthew D. Ockner, as managing member of CCM, may be deemed to beneficially own the shares owned by CCP and CCOF in that they may be deemed to have the power to direct the voting or disposition of the shares.


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CUSIP No. 382091106             SCHEDULE 13G                 Page 8 of 11


           Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either CCM or Mr. Ockner is, for any purpose, the beneficial owner of any such securities to which this Schedule relates, and CCM and Mr. Ockner disclaim beneficial ownership as to the 1,500,000 shares, except to the extent of their respective pecuniary interest therein.


           The calculation of percentage of beneficial ownership in Item 11 of each cover page was derived from the Issuer's Form 8K filed with the Commissioner on March 18, 2002, in which the Issuer stated that the current number of shares of Common Stock outstanding was 26,250,075.


        Item 5. Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


        Item 6. Ownership of More than Five Percent on Behalf of
                Another Person.

           The shares reported are held in an institutional account for the economic benefit of the beneficiaries of such account.


        Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.


        Item 8. Identification and Classification of Members of the
                Group.

           Not applicable.


        Item 9. Notice of Dissolution of Group.

           Not applicable.


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CUSIP No. 382091106             SCHEDULE 13G                 Page 9 of 11


        Item 10.    Certification.

           By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 21, 2002

                              COLUMBUS CAPITAL MANAGEMENT, LLC


                              By:  /s/ Matthew D.Ockner
                                   ____________________________
                                   Matthew D. Ockner
                                   Its: Managing Member


           By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 382091106             SCHEDULE 13G                Page 10 of 11


                                 Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 21, 2002

                              COLUMBUS CAPITAL PARTNERS, L.P.
                              By:  COLUMBUS CAPITAL MANAGEMENT, LLC
                              Its: General Partner


                              By:  /s/ Matthew D.Ockner
                                   ____________________________
                                   Matthew D. Ockner
                                   Its: Managing Member



                              COLUMBUS CAPITAL OFFSHORE FUND, LTD.
                              By:  COLUMBUS CAPITAL MANAGEMENT, LLC
                              Its: Investment Manager


                              By:  /s/ Matthew D.Ockner
                                   ____________________________
                                   Matthew D. Ockner
                                   Its: Managing Member



                              MATTHEW D. OCKNER


                              /s/ Matthew D. Ockner
                              __________________________________


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CUSIP No. 382091106             SCHEDULE 13G                Page 11 of 11


                                 EXHIBIT A

               AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of this Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.001 par value, of Good Guys, Inc. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

March 21, 2002

                              COLUMBUS CAPITAL MANAGEMENT, LLC


                              By:  /s/ Matthew D.Ockner
                                   ____________________________
                                   Matthew D. Ockner
                                   Its: Managing Member


                              COLUMBUS CAPITAL PARTNERS, L.P.
                              By:  COLUMBUS CAPITAL MANAGEMENT, LLC
                              Its: General Partner


                              By:  /s/ Matthew D.Ockner
                                   ____________________________
                                   Matthew D. Ockner
                                   Its: Managing Member


                              COLUMBUS CAPITAL OFFSHORE FUND, LTD.
                              By:  COLUMBUS CAPITAL MANAGEMENT, LLC
                              Its: Investment Manager


                              By:  /s/ Matthew D.Ockner
                                   ____________________________
                                   Matthew D. Ockner
                                   Its: Managing Member

                              MATTHEW D. OCKNER


                              /s/ Matthew D. Ockner
                              __________________________________